Appendix A

•	Syntax Stratified LargeCap ETF

•	Syntax Stratified MidCap ETF

•	Syntax Stratified SmallCap ETF

•	Syntax Stratified U.S. Total Market ETF

•	Syntax Stratified Total Market II ETF

•	Syntax Stratified U.S. Total Market Hedged ETF

•	Syntax Stratified LargeCap II ETF

•	Syntax Stratified Europe & Asia Developed Markets ETF

•	Syntax Stratified 1000 ETF